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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *

                          Miller Building Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   600404 10 7
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                                 (CUSIP Number)

Howard Friedman, Esq., Schuyler, Roche & Zwirner, 130 East Randolph Street, Chicago IL 60601 (312/565-8394)
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(2-98)

CUSIP No.  600404 10 7                                         Page 2 of 5 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          Ronald L. Chez and Individual Retirement Accounts for the benefit of Ronald L. Chez (###-##-####)


2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) N/A
     (b) N/A

3    SEC Use Only

4    Source of Funds (See Instructions)
          PF

5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [  ]

6    Citizenship or Place of Organization
          United States Citizen

                         7    Sole Voting Power
                                   127,000
Number of Shares
Beneficially Owned       8    Shared Voting Power
by Each Reporting                  None
Person With
                         9    Sole Dispositive Power
                                   127,000

                         10   Shared Dispositive Power
                                   None

11   Aggregate Amount Beneficially Owned by Each Reporting Person
         127,000

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [  ]

13   Percent of Class Represented by Amount in Row (11)
          4.1%

14   Type of Reporting Person (See Instructions)
          IN

CUSIP No.  600404 10 7                                         Page 3 of 5 Pages

Pursuant to Rule 13d-2 of Regulation Rule 13D-g of the General Rules and Regulations under the Securities Exchange act of 1934, as amended (the "Act"), the undersigned, Ronald L. Chez (the "Reporting Person") hereby files this Amendment No. 4 ("Amendment No. 4") to the original Schedule 13D ("Original Statement") dated February 7, 1994, as amended by Amendment No. 1 dated September 6, 1995, Amendment No. 2 dated November 22, 1995 and Amendment No. 3 dated February 6, 1997 (collectively, the "Schedule 13D") relating to the common stock, $.01 par value of Miller Building Systems, Inc., a Delaware corporation ("Issuer"). Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings ascribed to them in Schedule 13D. Unless otherwise indicated herein, there are no material changes in the information set forth in the Schedule 13D except for the number of shares now owned.

Item 3, Source and Amount of Funds or other Consideration.

The source and amount of funds used by the Reporting Person to purchase shares of Stock reported in this Statement are personal funds of the Reporting Person. The amount of funds received by the Reporting Person with respect to the sale of Stock reported in this Statement became personal funds of the Reporting Person (in all cases including funds in individual retirement accounts of the Reporting Person and over which he has power of direction).

Item 4, Purpose of Transaction:

The purpose of the acquisition and disposition of shares of Stock by the Reporting Person as reported herein was for investment reasons solely. None of such acquisitions or dispositions is for any of the reasons or purposes set forth in Item 4 of the instructions except acquisition and disposition for investment.

Item 5, Interest in Securities of the Issuer, is amended and restated to read in its entirety as follows as to and giving effect to the transactions set forth in this Statement (including subparagraph (c) of Item 5):

     Item 5(a), as set forth in Schedule 13D, is amended by adding at the end of said subparagraph (a) of Item 5 the following:

          (a) The aggregate number of shares of Stock of Issuer that the Reporting Person owns as beneficiary pursuant to Rule 13d-3 of the Act is 127,000, which constitutes approximately 4.1% of the outstanding shares of Stock of the Issuer. Form 10-Q of Issuer dated May 8, 2000 indicates 3,101,898 shares of Stock outstanding.

          (b) The Reporting Person has the full power to vote or to direct the vote and to dispose of or direct the vote and to dispose of or direct the disposition of 127,000 shares of Stock held by him and by individual retirement accounts of which he is the beneficiary. In Schedule 13D prior to this Amendment No. 4, the

CUSIP No.  600404 10 7                                         Page 4 of 5 Pages

     wife of the Reporting Person, Katherine Chez, owned 1,500 shares of Stock as to which the Reporting Person disclaimed any interest. Katherine Chez disposed of said 1,500 shares in 1998 at her own discretion and all funds received with respect to such disposition became her personal funds as to which the Reporting Person disclaims any interest.

          (c) The Reporting Person purchased and sold shares of Stock as follows:

     The Reporting Person exercised options to purchase 15,000 shares of Stock at $4.50 per share ($67,500) on August 18, 1997. Said options to purchase 15,000 shares were reported in Schedule 13D prior to this 4th Amendment. The Reporting Person also exercised the options to purchase 3,000 shares of Stock at $6.375 per share ($19,125) on August 18, 1997.

     The Reporting Person purchased and sold shares of Stock of Issuer all in open market transactions which are chronologically listed (separated as to sales and purchases) in Schedule A attached hereto and incorporated herein by reference. "IRA" indicates shares of Stock that were purchased or sold by individual retirement accounts of the Reporting Person and "P" indicates shares of Stock that were purchased or sold personally by the Reporting Person. The Reporting Person had full discretion and powers with respect to shares of Stock held in his individual retirement accounts (see the aforesaid Schedule A attached to and made part hereof)

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of 127,000 shares of Stock held by the Reporting Person.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: September 18, 2000                              /s/ Ronald L. Chez
                                                       -------------------------
                                                       Ronald L. Chez

CUSIP No.  600404 10 7                                         Page 5 of 5 Pages

   Schedule A attached to Amendment 4 to Schedule 13D dated September 15, 2000
                Ronald L. Chez and Individual Retirement Accounts
                 for the benefit of Ronald L. Chez (###-##-####)

OPEN MARKET SALES OF STOCK
    Date          Shares         Share           Total         Ira or
                                 price           Cost*        Personal
    2/18/97          4,000        8.6250       $ 34,500.00      IRA
    7/21/97          4,000        9.3750       $ 37,500.00      IRA
    8/14/97         10,000        9.1250       $ 91,250.00      P
    8/18/97          8,000        9.0000       $ 72,000.00      P
     9/5/97          6,000        9.1250       $ 54,750.00      IRA
    2/15/00          1,200        5.3125       $  6,375.00      P
    2/18/00          1,000        5.3750       $  5,375.00      P
    2/23/00          2,100        5.3750       $ 11,287.50      P
     7/5/00          3,000        7.6250       $ 22,875.00      IRA
     7/6/00          4,000        7.6875       $ 30,750.00      IRA
     7/7/00          4,000        7.6875       $ 30,750.00      IRA
     7/7/00          4,000        7.7188       $ 30,875.00      IRA
     7/7/00          4,000        7.7500       $ 31,000.00      IRA
     9/6/00         33,900        8.3125       $281,793.75      IRA
     9/6/00         16,100        8.3125       $133,831.25      P
     9/7/00          7,000        8.3125       $ 58,187.50      IRA
     9/8/00         15,400        8.3125       $128,012.50      IRA
     9/8/00          7,000        8.3125       $ 58,187.50      IRA
    9/11/00          5,000        8.3125       $ 41,562.50      IRA
* All amounts set forth above are before brokerage commissions and related costs


OPEN MARKET PURCHASES OF STOCK
    Date          Shares         Share           Total         IRA OR
                                 price           Cost*        PERSONAL
    8/25/98          2,000        7.5625       $ 15,125.00      IRA
    8/26/98          2,000        7.2500       $ 14,500.00      IRA
    8/28/98            500        7.2500       $  3,625.00      IRA
    7/20/99          2,500        5.6875       $ 14,218.75      P
    7/20/99          2,500        5.6250       $ 14,062.50      P
    7/21/99          5,000        5.6250       $ 28,125.00      P
     8/3/99            500        5.5000       $  2,750.00      P
    8/11/99            800        5.5625       $  4,450.00      IRA
    8/13/99          2,000        6.1906       $ 12,381.20      IRA
    8/20/99            100        6.0000       $    600.00      P
    8/26/99          2,500        6.8750       $ 17,187.50      IRA
    9/16/99          5,000        6.5000       $ 32,500.00      IRA
    11/3/99          3,000        6.2500       $ 18,750.00      IRA
    11/3/99          2,000        6.1250       $ 12,250.00      IRA
   12/21/99          2,500        5.0000       $ 12,500.00      P
   12/21/99            300        4.9375       $  1,481.25      P
   12/23/99          1,000        5.1875       $  5,187.50      P
   12/27/99          2,000        5.0000       $ 10,000.00      P
   12/31/99          2,000        4.8750       $  9,750.00      P
     1/4/00          2,000        4.9063       $  9,812.50      P
* All amounts set forth above are before brokerage commissions and related costs